

INVEST IN **OLYMPIAN MOTORS (YC W22)** ✅

New, disruptive electric vehicle company in NY. An emerging competitor to Tesla, Rivian & Ford

LEAD INVESTOR ⌄



Sam Silvers

Olympian has been on my radar since Y-Combinator's first investment. Their art-deco EVs are brilliant. I took test drives in NYC last month, and Model O1, in particular, captures strong mid-century modern vibes with a James-Bond touch. I'm impressed by both founders. They are ambitious and possess deep technical expertise. Their new 'Lego-EV' system accelerates production by 4-5X. With upcoming launches in NY and CA, it will be interesting to watch Olympian in the next 12 months. I'm investing again because electric vehicles are the future, and Olympian Motors could be a sensational story in that future. I'm excited.

Invested $140,000 this round & $85,000 previously

olympianmotors.com   New York NY   🐦 in ▶️ f 📷 | Technology | Y Combinator | Hardware |
                                                      | B2C | Transportation |

Highlights

1. ⚡Olympian Motors is manufacturing electric vehicles for the U.S. light-passenger vehicle market.

2. ✅ Current Investors: Y-Combinator, Climate Cap, Reunited, Soma Ven, CollabFund, Mobility Vision Fund

3. ➕➕ 267 pre-order deposits for Model O1. $17M future revenue pipeline. Production Capacity:320 EVs

4. ⚙️We engineered a new Modular Vehicle-Drivetrain, (MVDS). 🔋Reduced tooling/machinery costs by ~80%.

5. 💪High-caliber, technical founding team from Tesla, Ford, Qualcomm, Apple, Toyota and NIO.

6. 🤝 Partnered with MIH Consortium, NXP, Qualcomm, AWS, Android, BYD, Stanford & Columbia University.

7. 🚩 Test-drives started in our facility in Brooklyn, NY. Full commercial launch in Q3/2023 for NY, CA.

8. ⏩Targeting 7% share in the U.S. passenger-vehicle market in 2030 ⇢ outcompeting Ford, Rivian, Lucid

Our Team



Eren Alan Canarslan   Founder, CEO & Chief Engineer

Ex-VC and Electronics Engineer turned Entrepreneur. Previously at Qualcomm, focused on Snapdragon automotive, Digital Chassis, AR/XR & satellites. Eren started his career at Ford's R&D team. Holds MBA from Columbia & BSc Degree in Electronics Engineering.

> We love aesthetics, minimalism and privacy. We decided to blend timeless design, minimalism and nature to bring people the most elegant electric vehicles of the 21st century.



Adam Ruddle   Head of Vehicle Engineering

Adam played critical engineering roles at Tesla, Canoo, Pininfarina. He led pivotal EV projects including NVH development for Tesla Model S, Tesla submarine car, Battista electric hypercar and electric Light Tactical Vehicle prototype to U.S. Army in 2022



Jasmine Sungu   Head of Operations & Strategy

Previously a Business Development Lead at Cisco. Prior to that, Jasmine led two large-scale EV



manufacturing/supply-chain projects at IBM and E&Y. She started her career at Merrill Lynch as a BD analyst. She holds a BA in Economics from NYU.



Gigi Huang Head of Drivetrain

Experienced powertrain and battery engineer. Previously worked at Nimbus EV, Xing Mobility and Rovilus Mobility. He has extensive experience in drivetrain and vehicle development programs. Holds a BSc Degree in Mechanical Engineer from Virginia Tech.

Olympian Motors is a new, disruptive electric vehicle company, based in New York.



Olympian Motors is disruptive electric vehicle company, based in New York

⚡Olympian manufactures modular electric vehicles with class & aesthetics

🔋 **Number of Pre-orders:** 251 (June, 2023)

🔋 **Future Revenue Pipeline (assuming pre-orders convert):** $17M

🚩 **Full commercial launch** and the debut of two Olympian EVs in Q3/2023.

⚙ **Current Production Capacity** (Q2/2023): **320 vehicles** (across Brooklyn & Detroit sites)

⚙ **Estimated Production Capacity** (Q4/2025): **24,000 vehicles**

✅ **Backed by:** Y Combinator, Newlab, Collaborative Fund, MIH Foxconn, United, Mobility Vision Fund, Reunited, Climate Capital, Soma Ventures, Columbia University, Stanford University.

💪 **Experienced technical founder team** joined from Ford, Tesla, Qualcomm, NIO, Apple.

Note: the above contains future projections which are not guaranteed.



Olympian Vehicle Line-Up
Model O1
Launch: Q3/2023
Segment: Sedan
Base Price: $80K
Battery Range: 250 miles (402 km)
System: Android Auto OS, QNX
Recycled & Eco-Friendly Parts: 3.5%
Available to purchase: NY, CA, CT, FL, NV
Model 84
Launch: Q3/2023
Segment: SUV
Base Price: $70K
Battery Range: 240 miles (386 km)
System: Android Auto OS, QNX
Recycled & Eco-friendly Parts: 4.0%
Available to purchase: NY, CA

Key Differentiations:

Our team developed an innovative 'modular' vehicle & drivetrain architecture (Olympian MVDS). Olympian MVDS enables

> ***80% reduction in tooling & machinery costs***

> ***60% faster production-lead-time compared to legacy automakers Tesla, Ford, and Rivian.***

We built an efficient, Lego-like, production model, and removed bureaucracy, middle-managers and bottlenecks.

> ***Partnered with world's leading technology, component and material providers***



Olympian Commercial Milestones:

- Received 251 pre-order deposits.

- Built $17M future revenue pipeline.

- Started test-drives of Model O1 and Model 84 in New York.

- Started manufacturing the initial batch of EVs in Brooklyn & Detroit facilities. 2023 capacity: 320 vehicles. 2024 capacity 2,800 vehicles. 2025 capacity: 24,000 vehicles

- Pending traffic approval for NY, CA and FL from the Traffic & Safety Administration

- The first public commercial launch is in September 2023 in NYC.

- Currently pending traffic approval from the U.S. DoT (CA, NY, FL, NV, CT)

Please note: future revenues and performances are not guaranteed.



Booked 241 pre-orders ($17M booked revenue)
Commercial launch and test-drives in NYC by Q2/2023
Experienced team from Ford, Tesla, Lucid, Qualcomm, Google, Cisco
Backed by: Y-Combinator, Newlab, Collaborative Fund, MIH-Foxconn, United, SomaV, Climate Capital, Columbia University

We changed the status-quo in automotive design, and bring aesthetics, style and experience back to the car industry.

We aim to reinvent the car manufacturing and bringing agility, speed and cost-efficiency back to the U.S. automotive industry.

We are rapidly launching our vehicles (M01 & M82) to the market starting with New York and California. Unlike other EV companies, Olympian doesn't waste time/resources. (It took 9+ years for Lucid and 11+ years for Rivian to make their first shipment).



Olympian MVDS | Modular/Lego Vehicle & Drivetrain
Built on 4 hardware + 2 software modules
80% reduction in tooling and labor costs
50% shorter production lead time
Modularized / Lego Hardware & software Architecture
NY
LA
DE
Low-inventory, low CAPEX production model
2023 Production Capacity: 320 Vehicles
2024 Production Capacity: 1,800 Vehicles
Multi-stage manufacturing across NY, Detroit and LA

We developed a 'Lego-like' vehicle architecture: Olympian MVDS.

Olympian MVDS is built on **4-core-hardware and 2-software modules.**

Olympian MVDS Key Technical Achievements:

- **80%** reduction in tooling & machinery, fitment costs

- Built ~**30-50%** faster vehicle production lead time.

- **8%** less wiring harness & associated labor expenses

- Achieved 4% higher miles/kwh battery efficiency in urban areas than 2022 Tesla Model 3 and 2022 Rivian R1T.

- Simplified media/navigation/infotainment module and removing dependency to display screens and buttons.





Note: the above charts contain future projections which cannot be guaranteed.

Olympian EV Manufacturing Capacity:

- **Current Production Capacity (Q2/2023): 320 vehicles**

- **Estimated Production Capacity (Q4/2024): 2,800 vehicles**

- **Estimated Production Capacity (Q4/2025): 24,000 vehicles**


Key Milestones: Prototyping to Launch
Q4/2021
Q2/2022
Q1/2023
Q3/2023
Completed the 1st prototype vehicle (360V-130kW-4,100lbs)
Completed the 8th prototype vehicle (400V-70kW-3,500lbs)
Started Joint Production of Olympian core modules
[Powertrain, Body/chassis Low-voltage, Cockpit/Interior]
Integration, testing and calibration Olympian modules
Launch of early-production units In CA and NY
• Calibrated and tested powertrain, low voltage and body modules
• Achieved ~150 KW, ~12,000 rpm, ~205 Nm, and +320 miles range


Lean and Experienced Team
We are experienced engineers, product managers, manufacturing & supply-chain experts
CEO & Chief Architect
Eren
• Strategy & Ventures, Qualcomm
• R&D Engineer, Ford
• MBA, Columbia University
Head of Vehicle Engineering
Adam
• Body System Eng., Tesla
• Chassis Eng., Faraday Future
Head of Drivetrain
Gigi
• Powertrain Eng., Nimbus Mobility
• Head of Battery Eng., Rovilus
Technical Advisor
Henry
• Embedded & ECU Prg., NIO
• Digital Program Director, Tesla
• ECU Eng. Director, Apple
Strategy & Operations Lead
Jasmine
• Connected Vehicle Sys, Cisco
• Automotive & Mobility, IBM
Manufacturing Lead
Oz
• Chassis & Body Systems, Ford
• NVH & Acoustics Eng., Bertrandt
Supply-Chain Lead
Angela
• Supply-Chain Lead, Rix-EV
• Ops Specialist, Axmotors
Product & Engineering
Adam
• F1Tenth Autonomous Perc.Team
• Columbia Space Initiative, RASC-AL

High-caliber, technical founding team backed by leading investors and partners.

- Team of engineers from Ford, Tesla, Lucid, Qualcomm, Apple, NIO
- Backed by leading venture capital & angel investors
- Partnered with world's leading technology, component and material providers



Our Positioning

- Aesthetics over banal designs
- Minimalism over horsepower
- Simplicity over invasive display screens
- Steel and wood over plastics
- Sustainable materials over toxic chemicals

Olympian rejects today's commoditized and standardized car experience. We challenge the status-quo in automotive.

We prioritize aesthetic, nature and minimalism.

We use steel and wood in Olympian cars rather than not cheap plastic and toxic chemicals.

We have a minimalistic cockpit, removing dependency to large display screens.



- Minimalistic cockpit
- Intuitive and natural UX
- Smartphone-tethered infotainment
- AR HUD replaces display screens

Modular Vehicle & Production



In-House Design & Engineering

Tech Partners






android
NXP BYD Qualcomm
Olympian Operating System & Infotainment
Manufacturing Partners
MIH
ROO
NEWLAB
Testing, Validation & Calibration
Why Modular?:
• Shortened design-to-production period from 6-7 years to only 8 months
• 60% faster production-lead time
• 80% reduced in tooling, machinery, fitment and labor expenses
• Pre-certified for safety
• High Serviceability


Olympian OS
Operating and Infotainment System
• Smartphone-tethered infotainment system
• Hardware-agnostic, platform-agnostic
• Seamless cloud-based integration to middleware and service layer
• Enhanced data privacy & security
Stack Participants
Olympian Motors
Auto Tier-1 Partners
Cloud Partner
Specialist Apps Provider
EV Skateboard Provider
Auto Middleware Provider
Vehicle Platform Provider
In Cloud
Olympian Mobile App
Olympian Infotainment Applications
Partner Applications
DMS Applications
Connectivity
Security
3rd Party Applications
Olympian Data Lake on cloud
Tier-1 Data Lake
Voice Cloud
Telematics
android
aws
Cloud API Platform
In-Phone
In Vehicle
HMI
Body & Comfort Control
Telematics & Connectivity
ADAS/Autonomy, Vehicle Motion & Driver Control
Human-machine interface
Services / Applications
Applications
Middleware
Operating System
Olympian Middleware
Firmware
Service Layer
Hypervisor x Operating System


OLYMPIAN MOTORS
Invest in
Olympian Motors, Inc.
Email: ir@olympianmotors.com
Address: 19 Morris Avenue, Brooklyn Navy Yard, New York 11025

Olympian Dream:

We can't predict the future, and none of this is guaranteed. But here's what we hope to accomplish:

- We aim to capture **7% market share in the U.S. passenger vehicle market** by 2030 by entering the EV market rapidly with our unique and provocative car designs.

- We plan to outcompete Tesla, Lucid, Rivian, Ford and GM by 2030, using the advantage of Olympian MVDS - modular vehicle/drivetrain system. We strongly believe that our modular EV approach is a smarter way to produce cars.

- We want to **change the manufacturing inertia in United States**. We bring speed, cost-efficiency and agility back to the automotive industry.